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                           August 6, 2021

       Richard J. Hendrix
       Chief Executive Officer
       Live Oak Acquisition Corp. II
       40 S Main Street, #2550
       Memphis, TN 38103

                                                        Re: Live Oak
Acquisition Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 14, 2021
                                                            File No. 333-256880

       Dear Mr. Hendrix:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2021, letter.

       Amendment No. 1 Registration Statement on Form S-4

       Summary Term Sheet, page 7

   1. We note your revisions and reissue comments 11-13 in part. Please revise the shareholder ownership tables on
pages 9-10 and elsewhere in the prospectus to reflect an interim redemption level; this
information may appear in notes to the tables. Include the same interim redemption
level in the table of effective underwriting fees on page 168. In addition, include a
table that shows for each redemption scenario the value per share
                                                        (based on post-business
combination equity value) of non-redeeming shareholders, with rows showing the
dilutive effects of excluding initial shareholders and exercising warrants, including any
necessary assumptions.
 Richard J. Hendrix
FirstName  LastNameRichard
Live Oak Acquisition Corp. IIJ. Hendrix
Comapany
August     NameLive Oak Acquisition Corp. II
       6, 2021
August
Page 2 6, 2021 Page 2
FirstName LastName
Questions and Answers about the Business Combination, page 12

2. We note the statement on page 17 that your shares and warrants are expected to trade on
         Nasdaq following the business combination. Please revise the statement on the prospectus front cover that you intend to list the shares and warrants of the post-combination company on the New York Stock Exchange to reconcile the apparent inconsistency.
         Please also clarify that your units, shares, and warrants will cease to be listed on the New
         York Stock Exchange and indicate when this will occur in relation to the start of trading on Nasdaq, revising the disclosure on page 26 and elsewhere as appropriate.
Risk Factors, page 44

3. We note your response to our prior comment 5. Please disclose the material risks to unaffiliated investors presented by taking Navitas public through a merger rather than an underwritten offering. These could include a number of risks in addition to the absence of underwriter due diligence.
Pro Forma Condensed Combined Financial Information, page 109

4. We have reviewed your response to prior comment 10. Please revise note 6(c) on page
         120 to also clarify that the pro forma earnings per share disclosures do not include any potentially issuable shares related to outstanding LOKB public and private placement warrants.
The Business Combination
Certain Navitas Projected Financial Information, page 159

5. You caution the reader "not to rely on the projections in making a decision regarding the
         Business Combination." While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, as you do in the preceding sentence, you should not tell readers not to rely upon them. Please revise your disclosures accordingly.
The Business Combination
Interests of Certain Persons in the Business Combination, page 163

6. We note your response and reissue comment 20. Please revise to describe and quantify all the interests for each person individually. Please ensure that the information is consistent with the beneficial ownership information on page 268. Specifically quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, together with the loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, regardless of the timing
         thereof. Provide similar disclosure for LOKB   s officers and
directors, if material. In
         addition, describe the relationship between Live Oak Merchant Partners and your management, and quantify any interest that arises from the PIPE transaction, if material.
 Richard J. Hendrix
Live Oak Acquisition Corp. II
August 6, 2021
Page 3
The Business Combination
Material U.S. Federal Income Tax Considerations, page 169

7. In addition to disclosure regarding the exercise of redemption rights, please discuss the material tax consequences of the merger and related transactions to your shareholders. In this regard, we note that Article 8.04 of the Business Combination Agreement indicates that the parties intend for the business combination to constitute a tax free
         "reorganization" within the meaning of Section 368(a) of the Code, and that these tax consequences were discussed in the Offer filed pursuant to Rule 425 on July 9, 2021. If you believe the merger will be tax free, please disclose an opinion of counsel that supports this conclusion. Refer to Items 3(k) and 4(a)(6) of Form S-4, Item 601(b)(8) of
         Regulation S-K, and Section III.A of Staff Legal Bulletin No. 19. Market Price and Dividend Information, page 271

8.       We note your response and reissue comment 35 in part. Please refer to
Item 17(b) of
         Form S-K and provide the information required by Item 201 of Regulation S-K in relation to Navitas' shares, including information relating to dividends and holders.
Change In Accountants, page 278

9. We have reviewed your response to prior comment 38. You currently disclose that during the fiscal year ended December 31, 2020 and through May 18, 2021, Navitas did not consult with its new accountant. Please revise the disclosure to state, if true, that Navitas did not consult with its new accountant during the years ended December 31, 2019 and
         2020 and through May 18, 2021. Refer to Item 304(a)(2) of Regulation
S-K.
Live Oak Acquisition II - Annual Financial Statements
Note 8 - Stockholders' Equity, page F-36

10. We have reviewed your response to prior comment 40. You now disclose on page F-36 that there were 22,286,954 shares of Class A common stock subject to possible
FirstName LastNameRichard J. Hendrix
       redemption at December 31, 2020. As indicated on pages F-2 and F-22, there were
Comapany    NameLive
       22,140,632       Oaksubject
                    shares   Acquisition  Corp.redemption
                                    to possible II        at December 31, 2020.
Please revise
Augustyour   disclosure
        6, 2021  Page 3 to correct this discrepancy.
FirstName LastName
 Richard J. Hendrix
FirstName  LastNameRichard
Live Oak Acquisition Corp. IIJ. Hendrix
Comapany
August     NameLive Oak Acquisition Corp. II
       6, 2021
August
Page 4 6, 2021 Page 4
FirstName LastName
       You may contact Jeff Gordon at 202-551-3866 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sherry Haywood at 202-551-3345 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      John Kupiec